Exhibit (a)(5)(C)

Professional Diversity Network Announces Closing of Transaction
With Cosmic Forward Limited and Results of Self-Tender Offer

CHICAGO, November 8, 2016 – Professional Diversity Network, Inc. (“PDN” or “the Company”) (NASDAQ:IPDN), a developer and operator of online networks that provide networking and access to employment opportunities for women and other diverse professionals in the United States, announced today that it has successfully closed its transaction with Cosmic Forward Limited (“CFL”) and announced the results of its self-tender offer.

Cosmic Forward Limited Transaction Closes

On November 7, 2016, the Company issued 1,777,417 shares of common stock to CFL for $9.60 per share pursuant to its previously announced stock purchase agreement with CFL.  Upon completion of the share issuance, the self-tender offer (discussed below) and the other transactions contemplated by the stock purchase agreement, CFL beneficially owns 51% of PDN’s outstanding shares of common stock, on a fully-diluted basis. The transaction yielded gross proceeds of $17.1 million before expenses and repayment of outstanding debt.

James Kirsch, the Company’s Executive Chairman, explained that “this transaction presented a unique, multi-faceted opportunity. Not only have we gained valuable new partners who we believe will help us expand our businesses internationally, but we are able to re-capitalize the Company at a time when we believe we can quickly capitalize on the opportunities in our markets. This is a win-win for the Company, its stockholders and our new partners at CFL.”

The Company’s Chief Executive Officer, Katherine Butkevich, lauded the transaction.  “With our new partners and the capital they provide we believe we are well positioned to take advantage of the opportunities in our markets and continue the expansion and value -creation efforts within our women’s professional networking and diversity job board businesses.” Ms. Butkevich continued, “We believe the capital that this transaction provides, combined with the talents and tireless dedication of our management team, creates a remarkable opportunity to drive shareholder value through the creation of the premier professional women’s networking and career advancement organization”.

Star Jones, the Company’s President, who will be working with the CFL team to expand the Company’s offerings into China, agreed, noting, “I am extremely proud that our partnership with CFL allows Professional Diversity Network to capture a new audience and grow exponentially by taking women's empowerment, diversity recruiting, skills training and innovative technology global.”

Results of Self-Tender Offer

The Company’s previously-announced self-tender offer to repurchase up to 312,500 shares of its common stock expired at 10:00 a.m., New York City time, on November 7, 2016.  Based on the final count by Continental Stock Transfer & Trust Company, Inc., the depositary for the tender offer, a total of 1,103,966 shares of common stock have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 51.14% of outstanding shares as of the expiration of the tender offer, therefore the tender offer was oversubscribed. Because the tender offer was oversubscribed, the Company accepted only a portion of the shares of its common stock that were properly tendered and not properly withdrawn, on a pro rata basis in proportion to the number of shares tendered. The proration factor of 28.31% was applied to all shares of PDN common stock that were properly tendered and not properly withdrawn to determine the number of such shares that have been accepted for purchase from each tendering stockholder.

After applying the proration factor and adjusting for fractional shares in accordance with the terms of the tender offer, the Company has accepted 312,500 shares of its common stock at a purchase price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of approximately $3.0 million. The Company will promptly pay for the shares accepted for purchase and promptly return all shares tendered but not accepted for purchase.

About Professional Diversity Network, Inc.

Professional Diversity Network, Inc. (PDN) is an Internet software and services company that develops and operates online professional networking communities dedicated to serving women and other diverse professionals in the United States and employers seeking to hire diverse talent. Our subsidiary, National Association of Professional Women (NAPW), is a networking organization of professional women spanning more than 200 industries and professions. Through an online platform and our relationship recruitment affinity groups, we provide our employer clients a means to identify and acquire diverse talent and assist them with their efforts to comply with the Equal Employment Opportunity Office of Federal Contract Compliance Program.

About Cosmic Forward Limited

Cosmic Forward Limited is a Seychelles private company wholly-owned by Maoji (Michael) Wang, Jingbo Song, Yong Xiong Zheng and Nan Nan Kou.

Forward Looking Statements This press release contains certain forward-looking statements based on our current expectations, forecasts and assumptions.  Forward-looking statements can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words, and include, without limitation, statements regarding future international expansion and growth of PDN’s business and its ability to take advantage of the opportunities in its markets. Forward-looking statements involve risks and uncertainties and our actual results may differ materially from those stated or implied in such forward-looking statements. Factors that could contribute to such differences include, but are not limited to, potential insufficiency of the proceeds from the share issuance to implement our productivity improvement initiatives, our potential failure to realize synergies and other benefits from the transaction with CFL and the risk factors disclosed in our Annual Report on Form 10-K filed on March 30, 2016, as amended and any subsequent filings made by us with the SEC.  We assume no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise. The Form 10-K filed on March 30, 2016, as amended, together with this press release, are available on our website, www.prodivnet.com. Please click on "Investor Relations."

CONTACTS:

PDN
Christopher Wesser, EVP & Secretary
(516) 659-8560
investor@prodivnet.com